Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated August 18, 2021
Relating to Preliminary Prospectus Supplement dated August 18, 2021 and
Prospectus dated August 16, 2019
Registration No. 333-233317

BlackRock TCP Capital Corp.
$150,000,000
2.850% Notes due 2026

PRICING TERM SHEET
August 18, 2021

The following sets forth the final terms of the 2.850% Notes due 2026 and should only be read together with the preliminary prospectus supplement dated August 18, 2021, together with the accompanying prospectus dated August 16, 2019, relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus.  In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus.  Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer	BlackRock TCP Capital Corp. (“TCPC”)

Security	2.850% Notes due 2026

Aggregate Principal Amount Offered	$150,000,000

Series of Notes
The Notes are a further issuance of the $175,000,000 aggregate principal amount of 2.850% Notes due 2026 that TCPC issued on February 9, 2021 (the “Existing 2026 Notes”). The Notes will be treated as a single series with the Existing 2026 Notes under the indenture and will have the same terms as the Existing 2026 Notes. The Notes offered hereby will have the same CUSIP number and will be fungible and rank equally with the Existing 2026 Notes.

Maturity	February 9, 2026, unless earlier repurchased or redeemed

Trade Date	August 18, 2021

Price to Public (Issue Price)	101.543% plus accrued and unpaid interest from August 9, 2021 up to, but not including, the date of delivery

Aggregate Accrued Interest	$213,750 of accrued and unpaid interest from August 9, 2021 up to, but not including, the date of delivery

Coupon (Interest Rate)	2.850% per year

Yield to Maturity	2.475%

Spread to Benchmark Treasury	T+170 basis points

Benchmark Treasury	0.625% UST due July 31, 2026

Benchmark Treasury Price and Yield	99-08 ¾ / 0.775%

Interest Payment Dates	February 9 and August 9, commencing February 9, 2022

Make-Whole Redemption
Equal to the greater of the following amounts, plus, in each case, accrued and unpaid interest to the redemption date:

-   100% of the principal amount of the notes to be redeemed, or

-   the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of accrued and unpaid interest to the date of redemption) on the notes to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using the applicable Treasury Rate plus 40 basis points, plus, in each case, accrued and unpaid interest to the redemption date.

Change of Control
Holders have the right to require TCPC to repurchase the notes at 100% of their principal amount plus accrued and unpaid interest to, but not including, the repurchase date, if any, in the event of a change of control repurchase event.

Settlement Date	August 27, 2021 (T+7)

Denomination	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP	09259E AB4

ISIN	US09259EAB48

Joint Book-Running Managers	BofA Securities, Inc., Morgan Stanley & Co. LLC and SMBC Nikko Securities America, Inc.

Bookrunners	Fifth Third Securities, Inc., ING Financial Markets LLC, MUFG Securities Americas Inc., RBC Capital Markets, LLC and R. Seelaus & Co., LLC

TCPC expects that delivery of the Notes offered hereby will be made against payment therefor on or about August 27, 2021, which will be the seventh business day following the date of the pricing of the Notes offered hereby (such settlement being herein referred to as “T+7”). Under Rule 15c6-1 promulgated under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes offered hereby prior to the date that is two business days preceding the settlement date will be required, by virtue of the fact that the Notes offered hereby initially will settle in T+7 business days, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.

Certain U.S. Federal Income Tax Matters—Bond Premium

The following summary of certain U.S. federal income tax considerations supplements the discussion set forth under the heading “U.S. Federal Income Tax Matters” in the accompanying Preliminary Prospectus and is subject to the qualifications and assumptions set forth therein.

The Notes are being issued at a price that gives rise to amortizable bond premium for U.S. federal income tax purposes. A U.S. holder generally may elect to amortize the premium using a constant yield method over the term of the Note and thereby offset each payment or accrual of interest by the portion of the bond premium allocable to the payment.  If such an election is made, it generally will apply to all debt instruments held at the time of the election, as well as any debt instruments subsequently acquired. The election may not be revoked without the consent of the IRS. A U.S. holder who elects to amortize bond premium must reduce its tax basis in the Notes by the amount of the premium so amortized. If an election to amortize bond premium is not made and the Notes are held to maturity, then, in general, the bond premium will decrease the gain or increase the loss such holder would otherwise recognize on the disposition of the Note. All prospective holders of the Notes are urged to consult their own tax advisors with respect to the rules relating to bond premium and the application of those rules to their particular circumstances.

Investors are advised to carefully consider the investment objective, risks, charges and expenses of TCPC before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission (the “SEC”), contain this and other information about TCPC and should be read carefully before investing.

The information in the Preliminary Prospectus and in this pricing term sheet, is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of TCPC and are not soliciting an offer to buy such securities in any jurisdiction where such offer and sale is not permitted.

TCPC’s shelf registration statement relating to these securities is on file and was deemed immediately effective upon filing with the SEC. The offering may be made only by means of the Preliminary Prospectus. When available, copies may be obtained for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus when available, if you request it, by contacting BofA Securities, Inc. by calling (800) 294-1322 or emailing dg.prospectus_requests@bofa.com; Morgan Stanley & Co. LLC by calling (866) 718-1649 or emailing prospectus@morganstanley.com; or SMBC Nikko Securities America, Inc. by calling (888) 868-6856 or emailing prospectus@smbcnikko-si.com.